Mail Stop 3561

October 16, 2008

Via U.S. Mail and facsimile to (513) 762-1400

Paul W. Heldman
Executive Vice President, Secretary and General Counsel
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202

> **Re:** **The Kroger Co.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed April 1, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 15, 2008**
> **File No. 001-00303**

Dear Mr. Heldman:

　　We have reviewed your response letter dated August 22, 2008 and have the following additional comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 15

1. We note your response to comment 3 in our letter dated July 31, 2008. As requested in our initial letter, please provide us with your intended disclosure for future filings that discusses the key considerations of individual performance.

2. We note your response to comment 4 in our letter dated July 31, 2008. Please describe the types of qualitative factors the compensation committee considers. Please provide us on a supplemental basis a detailed analysis regarding how disclosure of each of the metrics would cause you competitive harm. For example, please describe in detail which portions of bonuses are tied to the Customer 1st plan. Also describe how precise performance of the company against specific measures of the Customer 1st plan could "guide competitors to their own strategies to target these areas to the detriment of" you and your shareholders.

* * * * *

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director